U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              ---------------------
                            JERRY'S FAMOUS DELI, INC.
                        (Name of subject company issuer)

                            JERRY'S FAMOUS DELI, INC.
                        (Name of filing persons, offeror)

                           Common Stock, No par value
                         (Title and Class of Securities)

                            Issac Starkman, Chairman
                            Jerry's Famous Deli, Inc.
                             12711 Ventura Boulevard
                          Studio City, California 91604
                                 (818) 766-8311

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                          Catherine DeBono Holmes, Esq.
                     Jeffer, Mangels, Butler & Marmaro, LLP
                                   10th Floor
                            2121 Avenue of the Stars
                          Los Angeles, California 90067
                                 (310) 203-8080

                            CALCULATION OF FILING FEE

================================================================================
      Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
            $3,180,000                                        $636
================================================================================

* Calculated assuming the purchase of 600,000 shares of the Company's Common Stock at an offer price of $5.30 per share.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:_________________________________________________________

Filing Party:___________________________________________________________________

Form or Registration No.:_______________________________________________________

Date Filed:_____________________________________________________________________


     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [ ] third-party tender offer subject to Rule 14d-1.

   [X] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [ ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Jerry's Famous Deli, Inc. (the "Company"), a California corporation, to purchase up to 600,000 shares of the common stock, no par value, of the Company, at a price of $5.30 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated April 27, 2001, and in the related Letter of Transmittal (the Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively. This Schedule TO is being filed on behalf of the Company.

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Letter of Transmittal is hereby incorporated by reference herein in answer to the items of this Schedule TO.

Item 1.  Summary Term Sheet.

     The information set forth in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) Name and Address. The name of the Company is Jerry's Famous Deli, Inc.. The address of its principal executive office is 12711 Ventura Boulevard, Suite 400, Studio City, California 91604. The phone number of its principal executive office is (818) 766-8311.

         (b) Securities. The securities which are the subject of the Offer are the Company's outstanding shares of common stock, no par value. As of April 6, 2001, there were 4,673,042 shares of Company Common Stock outstanding.

         (c) Trading Market and Price. The information set forth in "THE TENDER OFFER -- Trading Market; Price Range and Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) Name and Address. The Company is the filing person. The address of its principal executive office is 12711 Ventura Boulevard, Suite 400, Studio City, California 91604. The phone number of its principal executive office is
(818) 766-8311. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" in the Offer to Purchase is incorporated herein by reference.

         (b) Business and Background of Entities. The information set forth in "THE TENDER OFFER--Certain Information Concerning the Company" in the Offer to purchase is incorporated herein by reference.

         (c) Business and Background of Natural Persons. The information set forth in "THE TENDER OFFER--Certain Information Concerning the Company" in the Offer to Purchase is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) Material Terms. The information set forth in the sections of the Offer to Purchase entitled "SUMMARY TERM SHEET" and "THE TENDER OFFER" is incorporated herein by reference.

         (b) Purchases. The information set forth in the sections of the Offer to Purchase entitled "SPECIAL FACTORS--Interest in Securities of the Company" is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e) Agreements Involving the Company's Securities. Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (b) Use of the Securities Acquired. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (c) Plans. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements" and "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) Source of Funds. The information set forth in "THE TENDER OFFER-- Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

         (b) Conditions. None.

         (d) Borrowed Funds. The information set forth in "THE TENDER OFFER--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest In Securities of the Subject Company.

         (a) Securities Ownership. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

         (b) Securities Transactions. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         (a) Solicitations or Recommendations. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

         (a) Financial Information. Not applicable.

         (b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

         (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in "SPECIAL FACTORS--Transactions, Negotiations and Agreements," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; Nasdaq Stock Market Listing; Exchange Act Registration; Margin Regulations" and "THE TENDER OFFER--Certain Legal Matters; Litigation" of the Offer to Purchase is incorporated herein by reference.

         (b) Other Material Information. Not applicable.

Item 12. Exhibits.

         (a)(1)(A)   Offer to Purchase, dated April 27, 2001.
         (a)(1)(B)   Letter of Transmittal.
         (a)(1)(C)   Notice of Guaranteed Delivery.
         (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(1)(G) Press release issued by Jerry's Famous Deli, Inc., dated April 3, 2001, announcing the commencement of the Offer.
         (b)         Not applicable.
         (c)         Fairness Opinion dated April 3, 2001 issued by The Mentor
                     Group.
         (d)(1) Employment Agreement between the Company and Isaac Starkman, dated June 1, 1995, incorporated by reference to
                     Exhibit 10.1 of the Company's Registration Statement on Form S-1, as filed on July 18, 1995 (Registration
                     No. 33-94724), and declared effective by the Securities and Exchange Commission on October 20, 1995 (referred to herein as the "1995 Registration Statement").
         (d)(2) Employment Agreement between the Company and Guy Starkman, dated June 1, 1995 incorporated by reference to
                     Exhibit 10.2 to the 1995 Registration Statement.
         (d)(3) Employment Agreement between the Company and Jason Starkman, dated June 1, 1995 incorporated by reference to
                     Exhibit 10.3 to the 1995 Registration Statement.
         (d)(4) Amendment and Extension of Employment Agreement of Isaac Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.1 to the 1995 Registration Statement.
         (d)(5) Amendment and Extension of Employment Agreement of Guy Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.2 to the 1995 Registration Statement.
         (d)(6) Amendment and Extension of Employment Agreement of Jason Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.3 to the 1995 Registration Statement.
         (d)(7)      Second Amendment and Extension of Employment Agreement of
                     Issac Starkman, dated as of January 1, 2001.
         (d)(8)      Second Amendment and Extension of Employment Agreement of
                     Guy Starkman, dated as of January 1, 2001.
         (d)(9) Second Amendment and Extension of Employment Agreement of Jason Starkman, dated as of January 1, 2001.
         (d)(10) Jerry's Famous Deli, Inc. Stock Option Plan incorporated by reference to Exhibit 10.6 to the 1995 Registration Statement.
         (d)(11) Form of Indemnification Agreement with officers and directors of Jerry's Famous Deli, Inc. incorporated by reference to Exhibit 10.5 to the 1995 Registration Statement
         (f) Chapter 13 of the California General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).
         (g)         Not applicable.
         (h)         Not applicable.

Item 13.  Information Required By Schedule 13e-3.

         Item 2. Subject Company Information.

         (d) Dividends. The Company has not declared or paid any cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future.

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. From September 1998 through September 1999, the Company repurchased shares of its Common Stock in the open market pursuant to Section 10b-18 and a publicly announced Share Repurchase Program. In connection with that Share Repurchase Program, the Company purchased approximately 365,154 shares of its Common Stock at prices ranging from $2.64 to $4.50 per share. (Both the share amounts and price per share are as adjusted for the Company's three for one reverse split of its Common Stock effective as of February 9, 2001.) The average purchase price per quarter during 1999 were as follows:

         1999                       Average Purchase Price Per Share
         ----                       --------------------------------
         First quarter                          $3.97
         Second quarter                         $4.16
         Third quarter                          $3.61
         Fourth quarter                         N/A

The Company did not repurchase any of its shares in 2000.

         Item 4. Terms of the Transactions.

         (c) Different Terms. Not applicable.

         (d) Appraisal Rights. The information set forth in "SPECIAL FACTORS-- Certain United States Federal Income Tax Consequences" and "SPECIAL FACTORS-- Rights of Stockholders in the Offer and any Merger" of the Offer to Purchase is incorporated herein by reference.

         (e) Provisions for Unaffiliated Security Holders. Not applicable.

         (f) Eligibility for Listing or Trading. Not applicable.

         Item 5. Past Contracts, Transactions, Negotiations and Agreements.

         (a) Transactions. The information set forth in "SPECIAL FACTORS-- Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

         (b) Significant Corporate Events. The information set forth in "SPECIAL FACTORS--Background of the Offer; Contacts with the Company" and "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

         (c) Negotiations or Contacts. The information set forth in "SPECIAL FACTORS--Background of the Offer; Contacts with the Company" and "SPECIAL
FACTORS--Transactions, Negotiations and Agreements" of the Offer to Purchase is incorporated herein by reference.

         Item 7. Purposes, Alternatives, Reasons and Effects.

         (a) Purposes. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (b) Alternatives. The information set forth in "SPECIAL FACTORS-- Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (c) Reasons. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

         (d) Effects. The information set forth in "SPECIAL FACTORS--Purpose and Structure of the Offer; Plans for the Company," "SPECIAL FACTORS--Certain United States Federal Income Tax Consequences," "THE TENDER OFFER--Effect of the Offer on the Market for the Shares; Nasdaq Stock Market Listing; Exchange Act Registration; Margin Regulations" and "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         Item 8. Fairness of the Going-Private Transaction.

         (a) Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) Factors Considered in Determining Fairness. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) Approval of Security Holders. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (d) Unaffiliated Representative. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (e) Approval of Directors. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (f) Other Offers. None.

         Item 9. Reports, Opinions, Appraisals and Negotiations.

         (a) Report, Opinion or Appraisal. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (c) Availability of Documents. The report of The Mentor Group will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. The report may also be transmitted by the Company to any interested equity security holder of the Company or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

         Item 10. Source and Amounts of Funds or Other Consideration.

         (c) Expenses. The information set forth in "THE TENDER OFFER--Certain Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         Item 12. The Solicitation or Recommendation.

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in "SPECIAL FACTORS--Interest in Securities of the Company" of the Offer to Purchase is incorporated herein by reference.

         (e) Recommendations of Others. The information set forth in "SPECIAL FACTORS--Fairness of the Offer" of the Offer to Purchase is incorporated herein by reference.

         Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         (b) Employees and Corporate Assets. None.

                                    Signature

         After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of April 27, 2001 that the information set forth in this statement is true, complete and correct.


                              JERRY'S FAMOUS DELI, INC.

                              By: /s/ Isaac Starkman
                                 ---------------------------------------------
                                 Name: Isaac Starkman
                                 Title: Chairman and Chief Executive Officer

                                  EXHIBIT INDEX

         Exhibit No.  Description

         (a)(1)(A)    Offer to Purchase, dated April 27, 2001.
         (a)(1)(B)    Letter of Transmittal.
         (a)(1)(C)    Notice of Guaranteed Delivery.
         (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
         (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
         (a)(1)(G) Press release issued by Jerry's Famous Deli, Inc., dated April 3, 2001, announcing the commencement of the Offer.
         (b)          Not applicable.
         (c)          Fairness Opinion dated April 3, 2001 issued by The Mentor
                      Group.
         (d)(1) Employment Agreement between the Company and Isaac Starkman, dated June 1, 1995, incorporated by reference to
                      Exhibit 10.1 of the Company's Registration Statement on Form S-1, as filed on July 18, 1995 (Registration
                      No. 33-94724), and declared effective by the Securities and Exchange Commission on October 20, 1995 (referred to herein as the "1995 Registration Statement").
         (d)(2)       Employment Agreement between the Company and Guy Starkman, dated June 1, 1995 incorporated by reference to
                      Exhibit 10.2 to the 1995 Registration Statement.
         (d)(3) Employment Agreement between the Company and Jason Starkman, dated June 1, 1995 incorporated by reference to Exhibit 10.3 to the 1995 Registration Statement.
         (d)(4) Amendment and Extension of Employment Agreement of Isaac Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.1 to the 1995 Registration Statement.
         (d)(5) Amendment and Extension of Employment Agreement of Guy Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.2 to the 1995 Registration Statement.
         (d)(6) Amendment and Extension of Employment Agreement of Jason Starkman, dated as of July 1, 1997 incorporated by reference to Exhibit 10.3 to the 1995 Registration Statement.
         (d)(7)       Second Amendment and Extension of Employment Agreement of
                      Issac Starkman, dated as of January 1, 2001.
         (d)(8)       Second Amendment and Extension of Employment Agreement of
                      Guy Starkman, dated as of January 1, 2001.
         (d)(9)       Second Amendment and Extension of Employment Agreement of
                      Jason Starkman, dated as of January 1, 2001.
         (d)(10)      Jerry's Famous Deli, Inc. Stock Option Plan incorporated
                      by reference to Exhibit 10.6 to the 1995 Registration Statement.
         (d)(11) Form of Indemnification Agreement with officers and directors of Jerry's Famous Deli, Inc. incorporated by reference to Exhibit 10.5 to the 1995 Registration Statement
         (f) Chapter 13 of the California General Corporation Law (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).